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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

THE ENSIGN GROUP, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
29358P101
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29358P101

1	NAMES OF REPORTING PERSONS Ensign Group Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	29358P101
Item 1.
(a) Name of Issuer:
The name of the issuer is The Ensign Group, Inc. (the “Issuer”).
(b) Address of Issuer’s Principal Executive Offices:
27101 Puerta Real, Suite 450, Mission Viejo, CA 92691.
Item 2.
(a) Name of Person Filing:
Ensign Group Investments, L.L.C. (the “Reporting Person”).
(b) Address of Principal Business Office:
c/o The Ensign Group, Inc.
27101 Puerta Real, Suite 450, Mission Viejo, CA 92691
(c) Citizenship:
The Reporting Person is a California limited liability company.
(d) Title and Class of Securities:
The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.001 per share (the “Common Stock”).
(e) CUSIP number:
29358P101.
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

CUSIP No.	29358P101
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3).
(j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Not Applicable.
Item 4. Ownership.
(a) Amount beneficially owned: 0 shares of Common Stock.
(b) Percent of class: 0%.
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition of: 0
(iv) Shared power to dispose or direct the disposition of: 0

CUSIP No.	29358P101
Item 5. Ownership of Five Percent or Less of a Class.
If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
Not Applicable.

CUSIP No.	29358P101
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENSIGN GROUP INVESTMENTS, L.L.C.
	By:	/s/ T. Brook Townsend III
Dated: February 13, 2009		T. Brook Townsend III, Manager